U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed as an amendment to the Form 6-K dated November 9, 2023 (the “Original Form 6-K”). The purpose of this Form 6-K/A is to amend Exhibits 99.1 and 99.2 of the Original Form 6-K. The amendments made in this document are as follows:

●	Numerical and Wording Revisions: We have made necessary corrections to certain numerical data and wording to ensure accuracy and clarity. These revisions do not materially alter the financial condition or results of operations previously reported.

	1.	We corrected disclosures regarding loss from disposal of Changwei on page F-18.

	2.	We corrected disclosures regarding revenues from related parties and third parties for the six months ended June 30, 2023 on page F-18.

	3.	We corrected disclosures regarding B. Liquidity and Capital Resources on page 5:

		1)	we changed the working capital deficit as of June 30, 2023 from RMB32,482 million to RMB32.5 million;

		2)	we changed the value of convertible notes from US$2,000 million to US$2 million;

		3)	we changed the two tranches of convertible notes sold from US$400 and US$1,600 to US$400,000 and US$1,600,000, respectively;

		4)	we changed the first payment received from RMB1,697 (US$234) to RMB1,697,000 (US$234,000).

	4.	We corrected the disclosures regarding capital expenditures for the six months ended June 30, 2022 and 2023 on page 6.

●	Additional Disclosures:

1.	We added and corrected disclosures regarding the GISN acquisition on page F-16 and page F-32, specific changes were made to 1) correct the disclosure to note the GISN acquisition is not from a related party, 2) correct the fair value of the assets acquired and liabilities assumed table to include ROU which was missed previously and added the omitted disclosure about revenue contributed by GISN for the six months ended June 30, 2023.

2.	We added Information pertaining to recent dispositions to provide a more comprehensive understanding of our financial activities.

●	Accounting Policy Modifications: Changes have been made to reflect updates in accounting policy after the adoption of ASU 2017-04 in 2022 on page F-9.

●	Revision of Product Warranty and Return Policy Description: We have updated the descriptions of our product warranty and return policy to better reflect current practices and ensure transparency on page F-12.

Except as described herein, no other changes have been made to the Original Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2023
99.2	Management’s Discussion and Analysis of Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: December 1, 2023

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